

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04008478

February 11, 2004

Mary E. Schaffner
Senior Counsel
Law Department
N9305-173
Wells Fargo & Company
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/11/2004

Re: Wells Fargo & Company
Incoming letter dated December 26, 2003

WFC HOLDINGS CORP.

Dear Ms. Schaffner:

This is in response to your letter dated December 26, 2003 concerning the shareholder proposal submitted to Wells Fargo by the International Brotherhood of Teamsters Affiliates General Fund. We also have received a letter from the proponent dated January 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001-2198

105598



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA EXPRESS MAIL

December 26, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wells Fargo & Company – Stockholder Proposal Submitted by the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2004 annual meeting of stockholders (collectively, the "2004 Proxy Materials"), in reliance on Rule 14a-8(i)(3) and (10), a proposal (the "Proposal") submitted by the International Brotherhood of Teamsters General Fund (the "Fund"). Wells Fargo does not expect to file its definitive 2003 Proxy Materials pursuant to Rule 14a-6(b) of the Act before March 16, 2003.

On November 14, 2004, Wells Fargo received the Proposal and a related Statement of Support (the "Supporting Statement") from the Fund. In summary, the Proposal requests that Wells Fargo prepare an annual report disclosing its policies on political contributions made with corporate funds, and publish this report to stockholders either by posting it on its website or otherwise providing it to stockholders. The Proposal also requests that Wells Fargo also prepare and publish semi-annually a separate report detailing the amount of contributions made with corporate funds to the date of each report, the business reason for such contribution, and the names of Wells Fargo personnel participating in the contribution decision. The text of the Proposal and the related Supporting Statement are attached to this letter as Exhibit A. As used in this letter, the term "Proposal" means collectively, the Proposal and Supporting Statement.

After Wells Fargo received the Proposal, Ms. Diane P. Lilly, Senior Vice President, Government Relations for Wells Fargo, requested Mr. William N. Kelly, its Government Relations Senior Director, to contact Ms. Jennifer O'Dell, Teamsters Corporate Governance Advisor for the Fund, about the Proposal. In his telephone call, Mr. Kelly informed Ms. O'Dell that Wells Fargo did not use corporate funds for political contributions to the persons and entities enumerated in the Proposal—namely, "political candidates, political parties, political committees and other political entities organized and operating under 26 USC Section 527." All political contributions were made only through Wells Fargo Political Action Committees funded exclusively by employee personal contributions (the "Employee PACs"). He also advised Ms. O'Dell that the specific contribution cited in the Supporting Statement for the Proposal ("$60,000 contributed by Wells Fargo in the 2002 election cycle") reported by the Center for Responsive Politics ("CRP") as having been contributed to "major party committees and congressional campaign dinners," was in fact a contribution made by Spencer F. Eccles, an officer and employee of Wells Fargo, with his personal funds, and that the report by the CRP was incorrect. Mr. Kelly further informed Ms. O'Dell that, although Wells Fargo's policy against using corporate funds for political contributions of the type described in the Proposal had not been formally published, Wells Fargo was willing to publish this policy on the Corporate Governance link on its website (www.wellsfargo.com).

He provided Ms. O'Dell, via e-mail, a draft copy of Wells Fargo's policy regarding political contributions. Mr. Kelly formally requested that the Fund withdraw the Proposal for the reason that the Proposal was either not necessary, since Wells Fargo's stated policy was to not use corporate funds for political contributions as described in the Proposal, or that based on Wells Fargo's willingness to provide stockholders with a copy of this policy on its website, that it will have substantially implemented the Proposal prior to the 2004 annual meeting.

After reviewing the draft Policy, Ms. O'Dell declined, on behalf of the Fund, to withdraw the Proposal. In further discussions with Mr. Kelly and the undersigned, Ms. O'Dell did not articulate any specific reason for the Fund's decision not to withdraw. To date, the Fund has not explained why Wells Fargo's proposed policy with respect to political contributions did not fully respond to the issues raised by the Proposal. Ms. O'Dell did acknowledge that the specific statement regarding the $60,000 contribution was incorrect and expressed the Fund's willingness to remove the misstatement. While Wells Fargo has indicated its ongoing willingness to discuss with Fund officials why the Proposal is unnecessary, in light of the anticipated filing date of its definitive 2004 proxy materials (on or about March 16, 2004) and the filing deadline set forth in Rule 14a-8(j), Wells Fargo was required to pursue this matter by a formal notice to the Securities and Exchange Commission (the "Commission") pursuant to that rule of Wells Fargo's intent to omit the Proposal from such proxy materials.

Accordingly, Wells Fargo hereby notifies the Commission that it intends to omit the Proposal from its 2004 proxy materials pursuant to Rule14a-8(j). We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Wells Fargo omits the Proposal from such Proxy Materials.

Wells Fargo intends to omit the Proposal on the grounds and for the reasons stated below.

(1) The Proposal may be omitted under Rule 14a-8(i)(10) because it has been, or will be prior to the 2004 annual meeting, substantially implemented. As confirmed in the supporting letter to the Commission from Ms. Diane P. Lilly attached hereto as Exhibit B, it is Wells Fargo's stated policy that Wells Fargo does not make contributions to candidates in political election campaigns using corporate funds. All contributions on behalf of Wells Fargo to candidates for public office and related political entities are made through Wells Fargo Employee PACs funded solely by employee contributions. These contributions are reported to relevant federal, state and local election reporting offices. However, in light of the Proposal, and in order to advise stockholders of its policy (the "Contributions Policy"), Wells Fargo has advised the Fund that, at

the earliest practicable date, and in any event prior to the 2004 annual meeting, that Wells Fargo will post the following statement on the "About Wells Fargo-Corporate Governance" link on its website, www.wellsfargo.com:

"WELLS FARGO POLITICAL CONTRIBUTIONS POLICY

> All contributions on behalf of Wells Fargo to candidates for public office and related political entities are made through Wells Fargo PACs. These PACs are funded solely by employee contributions. All contributions to election campaigns made through Wells Fargo PACs are reported to relevant federal, state and local election reporting offices."

As indicated in Ms. Lilly's supporting letter, in some cases, individual Wells Fargo affiliates may use funds allocated to their marketing or other business budgets to support state and local ballot initiatives, such as school or other bonding measures, primarily because such initiatives are of interest to the community in which that particular affiliate does business or may affect a specific aspect of its business. This support may be in the form of a contribution to the local chambers of commerce involved in the initiative. Wells Fargo is not required by applicable election law to track these contributions as political contributions. Consequently, these contributions do not relate to "donations to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Section 527" that are the explicit focus of the disclosure to stockholders requested by of the Teamsters' proposal. The final Contributions Policy has therefore been revised slightly from the draft presented to the Fund to eliminate the inapplicable reference to ballot measures.

Upon the posting of the Contributions Policy prior to the 2004 annual meeting, Wells Fargo will have specifically implemented Paragraph 1 of the Proposal, which requests that Wells Fargo publish a report, updated annually, disclosing its policies for political contributions made with corporate funds. In the event its Contributions Policy changes, an appropriate updating statement will be included on Wells Fargo's website. In light of Wells Fargo's stated Contributions Policy, Paragraph 2 of the Proposal is moot, since there are no contributions to report. If, as a condition to the Staff's concurrence that Wells Fargo may omit the Proposal pursuant to Rule 14a-8(i)(10), Wells Fargo is willing to also include on its website a statement that, in accordance with the Contributions Policy, no contributions to political candidates were made in 2003 from corporate funds. Subject to meeting any technical programming requirements, Wells Fargo expects to publish its Contributions Policy in early 2004, but in any event will publish it prior to the 2004 Annual Meeting.

In light of the foregoing, it is clear that the issues raised by the Proposal are effectively moot and thus not appropriate for stockholder action, since Wells Fargo does not engage in the contribution activities that are the subject of the Proposal. Wells Fargo has agreed to, as requested by the Proposal, to publish its Contributions Policy on its website to memorialize its stated practices. Accordingly, the Proposal has been substantially implemented and Wells Fargo may omit it pursuant to Rule 14a-8(i)(10).

(2) The Proposal may be omitted under Rule 14a-8(i)(3), or must be timely modified, because it contains materially false or misleading statements. In light of the discussion above with respect to the Wells Fargo's Contributions Policy, the entire premise of the Proposal and the arguments presented in the Supporting Statement are materially misleading, since Wells Fargo does not use corporate funds for contributions to political campaigns for elections or to entities within the scope of 26 USC Section 527 that is the stated focus of the Proposal, and has so advised the Fund. Even given the general misleading nature of the Proposal, the Proposal contains a number of material misstatements that warrant omission of the Proposal in its entirety. In the alternative, and in the event the Staff does not concur that Wells Fargo may omit the Proposal in its entirety pursuant to Rule 14a-8(i)(3), such statements should be deleted completely, or at a minimum, the Proposal should be subjected to a detailed and extensive editing in order to bring it into compliance with the Commission's proxy rules.

In its Supporting Statement, the Fund states, among other things, that "[c]urrently, Wells Fargo is not required to disclose political contributions made with corporate funds. Company executives exercise unbridled discretion over the use of corporate resources for political purposes." This is patently misleading for two reasons. First, even assuming Wells Fargo's policy permitted contributions to political candidates, applicable law requires Wells Fargo to report all such contributions. However, as stated by Ms. Lilly in her supporting letter, all contributions on behalf of Wells Fargo to candidates for public office and related political entities are made through Wells Fargo Employee PACs funded solely by employee contributions. These contributions are reported to relevant federal, state and local election reporting offices, and are available from public sources and a number of websites maintained by political contribution monitoring groups. Secondly, since Wells Fargo corporate executives have no authority to deviate from the Contribution Policy, they do not in fact have "unbridled discretion over the use of corporate resources for political purposes."

Furthermore, as evidence that Wells Fargo executives have "unbridled discretion over the use of corporate resources for political purposes", the Fund cites the following example in its Supporting Statement:

> That is the case with the $60,000 contributed by Wells Fargo in the 2002 election cycle. The Center for Responsive Politics, a leading campaign finance watchdog organization reported, that Wells Fargo's money went to major party committees and congressional campaign dinners. However, shareholders do not know whether that is the full extent of Wells Fargo's contributions.

We have confirmed that the contribution referred in the sentence quoted above was a contribution made by Spencer Eccles, who is an officer and employee of Wells Fargo, from his personal funds. (See Ms. Lilly's letter.) As is required by law, individuals who make contributions using personal funds must disclose the name of their employer. This information can be, and in the case of Mr. Eccles' personal contribution was erroneously reported by CRP as a contribution by Wells Fargo. Ms. O'Dell, on behalf of the Fund, recently acknowledged that the statement quoted above is inaccurate and has indicated the Fund's willingness to remove it from the Supporting Statement. In light of the very recent nature of our conversation on this point, the Fund presumably has not yet had an opportunity to prepare, and consequently Wells Fargo has not yet received a revised proposal showing this change. Accordingly, in light of the notice requirements of Rule 14a-8(j), Wells Fargo is obligated to file this letter with the Commission to preserve its rights to omit the Proposal in its entirety pursuant to Rule 14a-8(i)(3), or, in the alternative, if the Fund ultimately does not provide us with a revised Proposal on a timely basis, to assert that the material misstatements in the Proposal must be corrected by the Fund before Wells Fargo would be required to include the Proposal in its 2004 Proxy Materials.

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Proposal from the 2004 Proxy Materials for one or more of the reasons stated herein. In the event the Staff does not concur that the Proposal may be omitted in its entirety, we respectfully request that the Staff require the Fund to revise the Proposal to eliminate all materially false or misleading statements and to submit a revised Proposal to Wells Fargo on or before March 11, 2004, the scheduled printing date for its 2004 Proxy Materials.

We are aware that Rule 14a-8(j) provides that a company is required to notify the Commission of its intent to omit a stockholder proposal no later than 80 calendar days prior to the date it files its definitive proxy materials. As stated above, Wells Fargo expects to file its definitive 2004 Proxy Materials on or about March 16, 2004 and to commence mailing as of that filing date. This filing date was selected so that stockholders will have adequate time prior to April 27, 2004, the date of our 2004 annual meeting, to review these proxy materials before voting by proxy or in person at the annual meeting. Based on this filing date, Wells Fargo's notice should have been filed with the Commission by Saturday, December 27, 2003, a day on which the Commission is not open to receive such filings. Wells Fargo acknowledges that, assuming the Commission's expected receipt of this notice occurs on December 29, 2004, it will have actually filed its notice with the Commission 78 days prior to the date we expect to file our definitive proxy materials. However, Rule 14a-8(j) allows the Staff to permit such filing later the 80-day deadline stated in the rule, if the company demonstrates good cause for missing the deadline.

Wells Fargo believes that good cause exists for the Staff o permit the filing of this notice after the 80-day deadline. First, Wells Fargo was in discussions with the Fund with respect to the Proposal until December 23, 2003. The Fund had already informally agreed to correct certain misstatements in the Proposal, but there was insufficient time prior to the 80-day filing deadline to memorialize this agreement. We also remained hopeful that we would ultimately reach agreement with the Fund to withdraw the entire Proposal in light of our Contributions Policy. We therefore delayed sending in our Rule 14a-8(j) notice to the Commission in the hope it would not be necessary. Because a revised Proposal, based on our discussions with the Fund has not yet been received by us, or an agreement to withdraw the Proposal reached with the Fund, Wells Fargo ultimately decided to submit this notice in order to fully preserve our rights under Rule 14a-8. Secondly, Wells Fargo had advised the Fund that it would file a notice of its intent to omit the Proposal if an agreement to withdraw the Proposal could not be reached. Consequently, the Fund was on notice of our intention, will have adequate time (78 days) to respond to this notice if it desires, and is not prejudiced by the two-day delay. Finally, the dates following December 23, 2004 (the date of Wells Fargo's last attempt to contact the Fund's representative and the date on which it became apparent that this notice would be necessary) included the two days of the Christmas holiday (December 24 and 25) and a weekend, when staff were absent and/or offices closed. Consequently, this notice is being filed with the Commission on the earliest practicable business day following these dates. Based on the foregoing arguments, we respectfully request that the Staff permit filing of this notice two days after the 80-day deadline set forth in Rule 14a-8(j). Alternatively, if the Staff does not concur, Wells Fargo will delay filing and mailing of its 2004 proxy materials to a date sufficient to permit the expiration of the full 80-day period specified in the Rule.

In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Fund of its intention to omit the Proposal from the 2003 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-2367.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brother of Teamsters
Ms. Jennifer O'Dell
Teamsters Corporate Governance Advisor
International Brother of Teamsters
William N. Kelly
Government Relations Senior Director
Wells Fargo & Company

Enclosures

ms03no action ltr-teamsters-2004/sh proposals/2004 proxy

EXHIBIT A

RESOLVED: That the shareholders of Wells Fargo Corporation ("Wells Fargo" or "Company") hereby request that the Company prepare and submit to the shareholders of the Company:

1. A report, updated annually. disclosing its policies for political contributions (both direct and indirect) made with corporate funds. The reports shall include, but not be limited to, contributions and donations to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527. This report shall be disclosed to shareholders through the Company's web site or to shareholders in published form.

2. A semi-annual report of political contributions, disclosing monetary and non-monetary contributions to candidates, parties, political committees and other organizations and individuals described in paragraph 1. This report shall contain the following information:

   a. An accounting of the Company's funds contributed or donated to any of the persons described above;
   b. A business rationale for each of the Company's political contributions or donations; and
   c. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

STATEMENT OF SUPPORT: As long-term shareholders of Wells Fargo, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Currently, Wells Fargo is not required to disclose political contributions made with corporate funds. Company executives exercise unbridled discretion over the use of corporate resources for political purposes. They make decisions unilaterally and without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions end the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders, and its stakeholders.

That is the case with the $60,000 contributed by Wells Fargo in the 2002 election cycle. The Center for Responsive Politics, a leading campaign finance watchdog organization reported, that the Company's money went to major party committees and congressional campaign dinners. However, shareholders do not know whether that is the full extent of the Company's contributions. According to press reports, some companies make substantial contributions that are not generally known to the public to political committees associated with certain political figures. Those committees, in turn, use the company's money in ways that could pose reputational problems and legal risks for the company.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives not shared by and may be inimical to the interests of shareholders. There is currently no single source of information providing disclosure to the Company's shareholders on this issue. That is why we urge your support FOR this critical governance reform.

EXHIBIT B


WELLS
FARGO

Government Relations

MAC N9305-171
Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479
612 667-9406
612 667-9403 Fax

December 23, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wells Fargo & Company – Stockholder Proposal Relating to Political Contributions Submitted by the International Brotherhood of Teamsters General Fund (the "Teamsters")

Ladies and Gentlemen:

This letter is being provided in support of the no-action request letter being submitted to the Securities and Exchange Commission (the "Commission") by Mary E. Schaffner, Esq., Senior Counsel, Wells Fargo & Company, with respect to the above stockholder proposal and supporting statement for inclusion in Wells Fargo's 2004 proxy materials. I am Senior Vice President, Government Relations, of Wells Fargo. In that capacity, I am responsible for overseeing, and thus am familiar with, the policies relating to, and activities by Wells Fargo in connection with governmental and political matters at the federal, state, and local levels, including without limitation, any election campaign matters involving individual candidates for office and other political entities.

The Teamsters assert in their supporting statement for their proposal that Wells Fargo executives exercise "unbridled discretion" over the use of corporate resources for political purposes and that stockholders are unaware of the rationale of the purposes for which these contributions are made. As explained below, this statement, as well as the specific contribution cited as evidence of such executives' alleged discretion, is untrue and thus materially misleading to stockholders. Furthermore, Wells Fargo believes that it has, or will have prior to the 2004 annual meeting, substantially implemented the Teamsters proposal by disclosing its policy not to use corporate funds to support political candidates or political entities involved in election campaigns.

In support of its assertion that Wells Fargo executives have total discretion over the use of corporate resources for political purposes, the Teamsters state as follows:

> That is the case with the $60,000 contributed by Wells Fargo in the 2002 election cycle. The Center for Responsive Politics, a leading campaign finance watchdog organization reported, that the Company's money went to major party committees and

congressional campaign dinners. However, shareholders do not know whether that is the full extent of the Company's contributions.

We have confirmed that the contribution referred in the sentence quoted above was a contribution made by Spencer Eccles, who is an employee of Wells Fargo, from his personal funds. As is required by law, individuals who make contributions using personal funds must disclose the name of their employer. This information can be, and in the case of Mr. Eccles' personal contribution was, erroneously reported by the Center for Responsive Politics as a contribution by Wells Fargo.

More importantly, as stated by Ms. Schaffner in her no-action request letter, it is Wells Fargo's stated policy that Wells Fargo does not make contributions to candidates in political election campaigns using corporate funds. All contributions on behalf of Wells Fargo to candidates for public office and related political entities are made through Wells Fargo Political Action Committees (PACs) funded solely by employee contributions and are reported to relevant federal, state and local election reporting offices. Wells Fargo has provided the Teamsters with a copy of its policy and stated its willingness to post it on Wells Fargo's public Corporate Governance website.

In some cases, individual Wells Fargo affiliates may use funds allocated to their marketing or other business budgets to support state and local ballot initiatives, such as school or other bonding measures, primarily because such initiatives are of interest to the community in which that particular affiliate does business or may affect a specific aspect of its business. This support may be in the form of a contribution to the local chambers of commerce involved in the initiative. Wells Fargo is not required by applicable election law to track these contributions as political contributions. Consequently, these contributions do not relate to contributions to political campaigns for elections or involve entities within the scope of 26 USC Section 527 that is the stated focus of the Teamsters' proposal.

Consequently, in light of the information provided in this letter, I respectfully request that the Commission concur with Wells Fargo's request that it take no action if Wells Fargo does not include the Teamsters' proposal in its 2004 proxy materials, or at minimum, require the Teamsters' to amend its proposal to remove the materially misleading information described above.

Very truly yours,



Diane P. Lilly
Senior Vice President,
Government Relations

cc: Laurel A. Holschuh
Senior Vice President and
Secretary

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO



OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

January 27, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Request for No-Action by Wells Fargo & Co., Inc. on the Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund for Inclusion in the 2004 Wells Fargo Proxy Materials.

Dear Ladies and Gentlemen:

We are in receipt of a letter sent to you by Ms. Mary E. Schaffner, ("Ms. Schaffner" or "Counsel") Senior Counsel of Wells Fargo & Co. ("Wells Fargo" or "the Company"), dated December 26, 2003. In that letter, Counsel gives notice of the Company's intent to exclude the International Brotherhood of Teamsters General Fund's ("Fund" or "the Proponent") shareholder proposal from Wells Fargo's proxy materials for 2004.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits.

The Fund's proposal requesting the Company to report to shareholders regarding (1) the Company's policy on political contributions, and (2) specific contributions to candidates, parties, political committees and other organizations organized under 26 U.S.C. §527 is a legitimate issue for shareholder's consideration and must be included in the Company's 2004 Proxy Materials.

Counsel relies on Rule 14a-8(j)(i)(10), claiming that the proposal has been or will be prior to the 2004 annual meeting of stockholders,

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

substantially implemented and Rule 14a-8(i)(3) claiming the proposal contains false and misleading statements and, therefore, can rightfully be excluded from the Company's 2004 Proxy materials.

The Proponent respectfully disagrees.

ARGUMENT

As an initial matter, the company's letter should be rejected because it is untimely. Rule 14a-8(j) requires a company to notify the SEC of its intent to omit a shareholder proposal no later than 80 calendar days prior to the date it files its definitive proxy materials. Wells Fargo admits that it failed to notify the Commission in a timely manner of its intent to exclude the Fund's shareholder proposal from its 2004 Proxy Materials. Counsel's no-action request states, "Wells Fargo's notice should have been filed with the Commission by Saturday, December 27, 2003."

The Company had ample time to file its intent to exclude the Fund's shareholder proposal and Counsel was aware of the date on which the Company planned to file with the Commission its definitive proxy statement. The "good cause" that the Company points to for missing the deadline is that the request would have been due to the Commission on "a day on which the Commission is not open to receive such filings."

Further, Counsel argues that because it was in discussions with the Proponent to edit the proposal in a way that was mutually agreeable to both parties before the expiration of the 80-day deadline, that the Proponent is partially to blame for Counsel missing the deadline.

The Teamster Affiliates Pension Plan (TAPP) and the Teamsters General Fund filed dozens of shareholder proposals each year on a variety of corporate governance issues. Of these proposals, many are due on weekends or federal holidays when the Commission is closed. However, our Funds are still expected to submit proposals in a timely manner without exemptions for holidays or weekends.

In the course of filing proposals, there is often contact between the Proponent and the Company so that the two parties can discuss shareholder concerns and the substance of the proposed resolution. In this case Counsel reached out to the Proponent in an effort to reach mutually agreeable language for the proposal. However, at no time did the Proponent suggest or encourage Counsel to miss the deadline to file for no-action relief. Further, Counsel's attempt to use "off the record" conversations with the Proponent in the Company's no-action request to discredit the legitimacy of the proposal demonstrates Counsel's disingenuous effort to address shareholder concerns. In fact, Counsel's actions threaten to discourage or chill conversation between the two parties and alternatively have the potential of increasing the number of no-action requests that the Division receives.

Therefore, the Proponent believes that the Company did not meet the SEC's standard for "good cause" and Counsel's request for a waiver of Rule 14a-8(j) should be denied.

In the alternative, if the Commission disagrees with the Proponent's contention that the Company is time barred from filing a no-action request with the SEC under Rule 14a-8(j), the Proponent is prepared to contest the remaining grounds for exclusion that Counsel argues in the no-action request.

1. **The Proposal May be Included in the Company's 2004 Proxy materials Under Rule 14a-8(i)(10), Because it has not Been, or Will be Prior to the 2004 Annual Meeting of Shareholders Substantially Implemented.**

Counsel argues that the Proposal has been or will have been substantially implemented by the date of the 2004 Annual Meeting of Shareholders because the Company proposes to post the following statement on the Company's website:

Wells Fargo Political Contributions Policy

> All Contributions on behalf of Wells Fargo to Candidates for public office and related political entities are made through Wells Fargo PACs. These PACs are funded solely by employee contributions. All contributions to election campaigns made through Wells Fargo PACs are reported to relevant federal, state and local reporting offices.

This policy does not come near to providing the same notice and disclosure to shareholders that is embodied in the shareholder proposal. Proponent does not object, however, to making clear in the Proposal's supporting statement that Wells Fargo is subject to federal law, rules of the Municipal Securities Rulemaking Board and state-law fiduciary duties, which constrain the Company's ability to make certain kinds of political contributions. The Proponent is also amenable to clarifying that the disclosure requirements referenced in the supporting statement relate specifically to disclosure to shareholders, not any disclosure to government agencies mandated by law or rule.

2. **The Proposal May be Included in the Company's 2004 Proxy Materials Under Rule 14a-8(i)(3) Because it Does not Contain False or Misleading Statements.**

Although Proponent believes that the proposal as currently stated does not contain any false or misleading statement, Proponent is willing in the spirit of compromise, to revise the supporting statement. The Proponent believes that the following revisions would cure the concerns that Counsel advances in her no-action request:

CURRENT STATEMENT	REVISED STATEMENT
"Currently Wells Fargo is not required to disclose political contributions made with corporate funds."	"Currently there is no requirement that Wells Fargo disclose to its shareholders political contributions made with corporate funds."
"Company executives exercise unbridled discretion over the use of corporate resources for political purposes."	"Company executives exercise significant discretion over the use of corporate resources for political purposes, subject to the general fiduciary duties and legal requirements governing certain kinds of contributions."
"They make decisions unilaterally and without a stated business rationale for such donations."	"They are not required to provide shareholders with a business justification for such donations."

Counsel also argues that the first two sentences of the fourth paragraph of the supporting statement should be deleted because it would be false and misleading to shareholders. In the spirit of compromise, the Proponent is willing to accept the request of Counsel.

CONCLUSION

Counsel's arguments for exclusion of the Fund's shareholder proposal from the 2004 Proxy Materials clearly do not meet the standard for SEC no-action. In the spirit of compromise, the Proponent is willing to alter the supporting statement to the shareholder proposal as outlined in the argument above. Please see herein, EXHIBIT A.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Proponent urges the SEC to protect Wells Fargo & Co. shareholders who support increased disclosure of the Company's political contributions, and by extension, protect all shareholders who take an interest in corporate governance, by denying the Company's request for no-action.

Based on the foregoing analysis, the Proponent respectfully requests that the Division take action to enforce inclusion of its proposal in Wells Fargo & Co.'s 2004 Proxy Materials.

Sincerely,



C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

EXHIBT A

RESOLVED: That the shareholders of Wells Fargo Corporation ("Wells Fargo" or "Company") hereby request that the Company prepare and submit to the shareholders of the Company:

1. A report, updated annually, disclosing its policies for political contributions (both direct and indirect) made with corporate funds. The reports shall include, but not be limited to, contributions and donations to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527. This report shall be disclosed to shareholders through the Company's web site or to shareholders in published form.

2. A semi-annual report of political contributions, disclosing monetary and non-monetary contributions to candidates, parties, political committees and other organizations and individuals described in paragraph 1. This report shall contain the following information:

    a. An accounting of the Company's funds contributed or donated to any of the persons described above;
    b. A business rationale for each of the Company's political contributions or donations; and
    c. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

STATEMENT OF SUPPORT: As long-term shareholders of Wells Fargo, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Currently, there is no requirement that Wells Fargo disclose to its shareholders political contributions made with corporate funds. Company executives exercise significant discretion over the use of corporate resources for political purposes, subject to the general fiduciary duties and legal requirements governing certain kinds of contributions. They are not required to provide shareholders with a business justification for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders, and its stakeholders.

According to press reports, some companies make substantial contributions that are not generally known to the public to political committees associated with certain political figures. Those committees, in turn, use the company's money in ways that could pose reputational problems and legal risks for the company.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives not shared by and may be inimical to the interests of shareholders. There is currently no single source of information providing disclosure to the Company's shareholders on this issue.

That is why we urge your support **FOR** this critical governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 26, 2003

The proposal requests that Wells Fargo prepare a report, updated annually, disclosing its policies for political contributions and prepare a semi-annual report disclosing monetary and non-monetary political contributions.

We are unable to concur in your view that Wells Fargo may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false and misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Currently, Wells Fargo is not. . ." and ends ". . . made with corporate funds";
- delete the word "unbridled" from the sentence that begins "Company executives exercise. . ." and ends ". . .for political purposes"; and
- delete the discussion that begins "That is the case with the $60,000. . ." and ends ". . .the Company's contributions."

Accordingly, unless the proponent provides Wells Fargo with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the commission if Wells Fargo omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wells Fargo may omit the entire proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wells Fargo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Wells Fargo did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Lesli L. Sheppard-Warren
Attorney-Advisor